NEWS RELEASE

GOLDCORP INCREASES DIVIDEND BY 25%

NOW PAYABLE BI-MONTHLY

 (All dollar amounts in this news release are expressed in United States dollars (US$) unless otherwise stated)

Toronto, January 15, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its intention to increase its total annual dividend payment by 25% (twenty five per cent) to US$0.15 per share from US$0.12.  The frequency of the dividend payments to be made will also  increase from 4 times to 6 times per year (every two months).  The intention is that shareholders will now receive in 2003, 6 bi-monthly payments of $0.025 per share versus 4 quarterly payments of $0.03 per share.

Goldcorp is also pleased to declare its first bi-monthly dividend payment for 2003 of $0.025 per share.  Shareholders of record at the close of business on Monday February 10, 2003 will be entitled to receive payment of this dividend on Friday February 14, 2003.

Goldcorp’s philosophy is simple, Gold is Money.  Goldcorp’s strategy is to deliver attractive rates of return on invested capital while providing an increasing dividend to our shareholders.  Dividend payments were initiated in February 2001 after the Red Lake Mine successfully entered commercial production.  Since that time Goldcorp has increased the dividend payment three times for a total increase of 200%.

Goldcorp’s gold bullion holdings of 196,000 ounces (6.10 tonnes) are greater than 41 (or 36%) of the world’s 114 countries who report gold ownership.  Its holdings are greater than the gold reserves of Ireland or of Hong Kong and Luxembourg combined.  Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and is in fact North America’s largest unhedged gold company.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information please contact:

Chris Bradbrook

Corporate Office:

Vice President, Corporate Development

145 King St. West, Suite 2700

Tel. (416) 865-0326

Toronto, Ontario

Fax (416) 361-5741

Canada, M5H 1J8

Website:  www.goldcorp.com

Email: info@goldcorp.com